Exhibit 99.1

FOR IMMEDIATE RELEASE	DATE: April 15, 2005

North American Energy Partners Inc. announces results of operations and filing of restated results

Acheson, AB—North American Energy Partners Inc. (“NAEPI”) today announced financial results for the quarter ended December 31, 2004 and reported that restated financial results for the fiscal quarters ended June 30, 2004 and September 30, 2004 had been filed with the Securities and Exchange Commission (“SEC”). In addition, the Company is currently working with several financing sources to refinance the Company’s senior credit facility.

“The last few months have been a challenging period for NAEPI with the required restatement of our financial statements and losses on a customer contract,” reported Chairman Ron McIntosh. “However, we are working diligently and making progress to improve our internal controls, and are optimistic about our long-term prospects servicing the oil sands, including our previously announced contracts with Canadian Natural Resources Limited.”

The Company will host a conference call April 18, 2005 to review its operating results, to discuss improvements made to its internal controls and to provide some guidance on its current operating environment and outlook for the upcoming fiscal year 2006.

Quarters ended June 30, 2004 and September 30, 2004

NAEPI previously reported that it was reviewing its financial statements for the fiscal quarters ended June 30, 2004 and September 30, 2004 after determining that certain expenses were not properly accrued and reported in its financial statements. The Company has now completed its review and restatement of those financial statements. The Company’s restated financial statements reflect a decrease in gross profit of $6.0 million for the six month period ended September 30, 2004 and a decrease in operating profit of $6.3 million for the same period. The restated financial results, along with details of the restatement adjustments, are contained in the Company’s restated financial statements filed with the SEC.

Quarter ended December 31, 2004

The gross loss for the three-month period ended December 31, 2004 was $5.7 million. This represents a decrease in gross profitability of $12.0 million from the comparable prior year period. The operating loss for the three-month period ended December 31, 2004 was $11.8 million, a decline in operating profits of $13.2 million from the comparable prior year period. The majority of the year-over-year decline in performance was due to the substantial loss incurred on a large steam assisted gravity drainage site project and to a decrease in work performed for our major pipeline customer in the current period. The operating loss was further impacted by higher general and administrative expenses primarily attributable to higher staff levels and increased costs related to corporate governance, including reporting responsibilities as an SEC reporting company.

Divisional Summary

Mining and Site Preparation

Revenue for the three-month period ended December 31, 2004 increased by $18.0 million from the same period in the prior year. This increase was primarily due to activity in the current period related to the OPTI/Nexen Long Lake project, the mining services contract for Grande Cache Coal Corporation, and Syncrude’s Southwest Quadrant Replacement (“SWQR”) project. In addition, work commenced late in the third quarter of fiscal 2005 on a large site preparation and underground utility installation project for CNRL. Revenue generated by these projects in the current period more than offset the decline in revenue resulting from the decline in work on the Syncrude Canada Ltd.’s Upgrader Expansion 1 (UEI) project as our contract nears completion.

Operating segment profit for the three-month period ended December 31, 2004 decreased by $13.1 million from the comparative prior period. The majority of the year-over-year decrease in operating segment profit was due to the substantial loss incurred on the aforementioned large steam assisted gravity drainage site project. A number of factors contributed to the loss on the project, including: higher than expected costs resulting from an underestimation of the project’s complexity at the time the contract bid was prepared; unfavorable weather conditions hindering productivity; higher than expected costs due to labor shortages; delays resulting due to the obtaining of regulatory permits by the owner; and schedule acceleration. At December 31, 2004, the project was approximately 85 percent complete with the majority of the remaining work scheduled to be completed in the spring of 2005. As required under generally accepted accounting principles, the total estimated loss on the project has been reflected in the results for the third quarter ended December 31, 2004.

Piling

Piling revenue for the three-month period ended December 31, 2004 increased by $1.7 million from the comparative prior period. The increase was primarily due to stronger economic activity in the current period, as well as our success in replacing the revenue generated by the large UE1 piling contract in the prior period with revenue generated by a number of smaller contracts entered into by the Company in the current period.

Profit for the Piling operating segment increased by $0.5 million for the three-month period ended December 31, 2004 as compared to the prior period. The higher volume of contracts in the current period more than offset the decline in operating profit due to a change in the mix of work performed.

Pipeline

Pipeline operating segment revenue for the three-month period ended December 31, 2004 decreased by $18.7 million from the comparative prior period primarily. The decline was due to a reduction in regional development activity by our major pipeline customer in the current period.

Profit for this operating segment for the three-month period ended December 31, 2004 decreased by $3.8 million from the comparative prior period primarily also as a result of the lower activity.

North American Energy Partners Inc. will be hosting a conference call with investors to review its results of operations on:

Monday, April 18, 2005

1 p.m. MDT (3 p.m. EDT)

Dial In #: 1-888-458-1598

Passcode: 42068#

A playback of the conference call will be available until May 18, 2005 at:

#1-877-653-0545

275280# (Follow prompts)

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960 – 2266

brobert@nacg.ca

This news release contains forward-looking statements. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which factors may be beyond our control. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in NAEPI’s registration statement filed with the United States Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation to update those statements.

Results of Operations (unaudited)

(in thousands of Canadian dollars)

	Quarter ended December 31, 2004		Quarter ended December 31, 2003		Nine months ended December 31, 2004		Nine months ended December 31, 2003
Revenue
Mining and Site Preparation	$63,872	78.9%	$45,735	57.3%	$173,250	73.9%	$193,225	70.1%
Piling	13,319	16.4%	11,590	14.5%	43,957	18.7%	42,442	15.4%
Pipeline	3,801	4.7%	22,517	28.2%	17,325	7.4%	40,188	14.5%

Total revenue	$80,992	100.0%	$79,842	100.0%	$234,532	100.0%	$275,855	100.0%

Project costs	66,721	82.4%	56,267	70.5%	167,644	71.5%	174,412	63.2%
Equipment costs	14,644	18.1%	14,645	18.3%	39,741	16.9%	57,550	20.9%
Depreciation	5,286	6.5%	2,541	3.2%	14,946	6.4%	7,930	2.9%

Gross profit (loss)	(5,659)	-7.0%	6,389	8.0%	12,201	5.2%	35,963	13.0%
General and administrative	5,354	6.6%	3,021	3.8%	15,349	6.5%	8,848	3.2%
Loss (gain) on disposal of capital assets	260	0.3%	—	0.0%	509	0.2%	(49)	0.0%
Amortization of intangible assets	484	0.6%	1,968	2.5%	2,971	1.3%	1,968	0.7%

Operating income	(11,757)	-14.5%	1,400	1.8%	(6,628)	-2.8%	25,196	9.1%
Management fees	—	0.0%	17,870	22.4%	—	0.0%	41,070	14.9%
Interest expense	8,284	10.2%	3,540	4.4%	24,811	10.6%	5,556	2.0%
Foreign exchange loss (gain)	18	0.0%	5	0.0%	516	0.2%	5	0.0%
Other income	(38)	0.0%	(82)	-0.1%	(261)	-0.1%	(418)	-0.2%

Loss before income taxes	(20,021)	-24.7%	(19,933)	-25.0%	(31,694)	-13.5%	(21,017)	-7.6%
Income taxes:
Current income taxes	888	1.1%	277	0.3%	2,531	1.1%	482	0.2%
Future income taxes	(2,050)	-2.5%	(7,874)	-9.9%	(7,775)	-3.3%	(8,539)	-3.1%

Net loss	(18,859)	-23.3%	(12,336)	-15.5%	(26,450)	-11.3%	(12,960)	-4.7%

Equipment hours:
Mining and Site Preparation	175,970		90,617		460,891		405,968
Piling	13,013		10,093		45,929		51,033
Pipeline	2,572		28,681		15,374		50,828

	191,555		129,391		522,194		507,829

Additional information:
Capital expenditures	$6,081		$1,022		$20,494		$5,968

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	December 31, 2004	March 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,344	$36,595
Accounts receivable	45,631	33,647
Unbilled revenue	24,713	27,676
Inventory	1,302	1,609
Prepaid expenses	1,862	1,272

	76,852	100,799
Capital assets	176,105	167,905
Goodwill	198,549	198,549
Intangible assets	1,899	4,870
Deferred financing costs	15,986	17,266
Future income taxes	9,590	—

	$478,981	$489,389

Liabilities & Shareholder’s Equity
Current liabilities:
Revolving credit facility	$10,000	$—
Accounts payable and accrued liabilities	49,286	43,995
Current portion of term credit facility	11,000	7,250
Current portion of capital lease obligations	1,474	787
Term credit facility scheduled repayments due beyond one year	33,000	—
Future income taxes	9,590	5,260

	114,350	57,292
Term credit facility	—	41,250
Capital lease obligations	4,405	2,251
Senior notes	240,400	262,260
Derivative financial instruments	22,600	740
Future income taxes	—	2,515
Advances from parent company	288	—

Shareholder’s equity
Share capital	127,500	127,500
Contributed surplus	444	137
Retained deficit	(31,006)	(4,556)

	96,938	123,081

	$478,981	$489,389